SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 7, 2003

TELIASONERA AB
(Translation of registrant’s name into English)

Markackagatan 11 S-123 86 Farsta, Sweden

(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release

October 7, 2003

Management changes in TeliaSonera

TeliaSonera has today appointed Harri Koponen as President of the profit center TeliaSonera International and in that way strengthened management of this operation. The profit center contains TeliaSonera’s international holdings in the Fintur Companies, Russian mobile operator MegaFon, Turkish mobile operator Turkcell and the international carrier operation.

Aimo Eloholma, currently President of TeliaSonera International, will continue in the profit center with operational responsibility and reporting to Harri Koponen.

Terje Christoffersen, currently heading TeliaSonera’s operations in Denmark, will succeed Harri Koponen as Head of the corporate operational unit Marketing, Products and Services. The operations in Denmark will until further notice report directly to Kenneth Karlberg, President of profit center TeliaSonera Norway, Denmark, Baltics.

“The current development in the Russian and Turkish markets and the growth opportunities in TeliaSonera International call for a strengthening of our management in this area,” Anders Igel TeliaSonera President & CEO comments. “We are also pleased to recruit Terje to headquarters. He will represent a welcome addition to the management of the Group. Terje has a good track record from his previous tasks both within TeliaSonera and externally. This will be important for the fulfilment of his new task which is of great importance for the TeliaSonera Group,” concludes Anders Igel.

Forward-Looking Statements
Statements in the press release relating to future status or circumstances, including future performance, other trend projections and other benefits of the transaction are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact:
TeliaSonera’s Press Office, + 46-8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of June 2003 TeliaSonera had 9,705,000 mobile customers and 8,102,000 fixed customers and 1,498,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-June 2003 amounted to SEK 40.6 billion (EUR 4.4 billion). The number of employees was 27,570.